Oppenheimer Rochester Limited Term New York Municipal Fund
N-SAR Exhibit – Item 77I

Rochester Portfolio Series on behalf of its Series, Oppenheimer Rochester Limited Term New York Municipal Fund (the “Registrant”), a Delaware statutory trust, was formerly organized as Rochester Portfolio Series, a Massachusetts business trust, on behalf of its series, Oppenheimer Rochester Limited Term New York Municipal Fund.  “Appendix J – Summary Comparison of Governing Documents and State Law,” which describes the general effect of the conversion to a Delaware statutory trust on the rights of all shareholders, is included in the Definitive Proxy Statement of the Registrant on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013 (Accession Number 0000728889-13-000623) and is hereby incorporated by reference in response to Item 77I of the Registrant’s Form N-SAR.